SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2018

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by reference herein is a press release, dated May 24, 2018, entitled " G. Willi-Food international Reports Major Improvements in All Major Operational Parameters in First Quarter 2018 Compared to First Quarter 2017".

This Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd By: /s/ Amir Kaplan Name: Amir Kaplan Title: Chief Financial Officer

Date: May 24, 2018

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS MAJOR IMPROVEMENTS IN
ALL MAJOR OPERATIONAL PARAMETERS IN FIRST QUARTER 2018
COMPARED TO FIRST QUARTER 2017

YAVNE, Israel – May 24, 2018 - G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2018.

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and Gold Frost, its wholly-owned subsidiary, a designer, developer and distributor of branded kosher innovative dairy food products.

First Quarter Fiscal Year 2018

•	Sales increased by 12.1% year-over-year to NIS 93.4 million (US$ 26.6 million).
•	Gross profit increased by 12.5% year-over-year to NIS 24.8 million (US$ 7.1 million).
•	Operating profit increased by 43.4% year-over-year to NIS 9.6 million (US$ 2.7 million).
•	Net profit increased by 67.9% year-over-year to NIS 7.2 million (US$ 2.1 million).
•	Net cash from operating activities of NIS 3.3 million (US$ 0.9 million).
•	Cash and securities balance net of short-term bank debt of NIS 261.5 million (US$ 74.4 million) as of March 31, 2018.
•	Earnings per share of NIS 0.54 (US$ 0.15).

Management Comment

Zwi Williger & Joseph Williger, Co-Chairmen of Willi-Food, commented: "We are pleased to present first quarter 2018 financial report which shows improvements in sales, gross profit, operating profit and net profit. Sales increased by 12.1% versus first quarter of 2017, gross profit increased by 12.5% versus first quarter of 2017, operating profit increased by 43.4% versus first quarter of 2017, and net profit increased by 67.9% versus first quarter of 2017.

Since the ownership of the company has been changed, the new management appointed and the new management's initiatives were introduced, Willi-Food shows major improvements in all operational parameters. The new management's initiatives allow for organizational stability and provide a solid basis for enhanced future growth."

First Quarter Fiscal 2018 Summary

Sales for the first quarter of 2018 increased by 12.1% to NIS 93.4 million (US$ 26.6 million) from NIS 83.3 million (US$ 23.7 million) recorded in the first quarter of 2017. Sales increased in the first quarter of 2018 primarily due redirection of resources in favor of sales, increasing the range of the Company's products and proper inventory management.

Gross profit for the first quarter of 2018 increased by 12.5% to NIS 24.8 million (US$ 7.1 million) compared to NIS 22 million (US$ 6.3 million) recorded in the first quarter of 2017 primarily due to the sales increase. First quarter gross margin increased by 0.4% to 26.5% compared to gross margin of 26.4% for the same period in 2017. The increase in gross margin was the result of the Company's continued strategic focus on selling a favorable mix of products which generate a higher gross margin.

Willi-Food’s operating profit for the first quarter of 2018 increased by 43.4% to NIS 9.6 million (US$ 2.7 million) compared to NIS 6.7 million (US$ 1.9 million) in the first quarter of 2017 primarily due to the sales increase. Selling expenses decreased by 9.5% from the comparable quarter of 2017 primarily due to a decrease in promotional expenses. Selling expenses as a percentage of sales were 11.5%, compared to 14.2% in the first quarter of 2017.

General and administrative expenses were NIS 4.5 million (US$ 1.3 million) in the first quarter of 2018, an increase of 27.1% compared to NIS 3.5 million (US$ 1 million) in the first quarter of 2017. This was primarily due to an increase in manpower and management salary.

Willi-Food’s income before taxes for the first quarter of 2018 was NIS 9.5 million (US$ 2.7 million) compared to income before taxes of NIS 5.8 million (US$ 1.6 million) in the first quarter of 2017.

Willi-Food's net profit in the first quarter of 2018 was NIS 7.2 million (US$ 2.1 million), or NIS 0.54 (US$ 0.15) per share, compared to NIS 4.3 million (US$ 1.2 million), or NIS 0.32 (US$ 0.09) per share, recorded in the first quarter of 2017.

Willi-Food ended the first quarter of 2018 with NIS 261.5 million (US$ 74.4 million) in cash and securities net of short-term bank debt. Net cash from operating activities for the first quarter of 2018 was NIS 3.3 million (US$ 0.9 million). Willi-Food's shareholders' equity at the end of March 2018 was NIS 422.8 million (US$ 120.3 million).

Convenience Translation to Dollars

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2018, U.S. $1.00 equals NIS 3.514 The translation was made solely for the convenience of the reader.

IFRS

The Company’s consolidated financial results for the three-month period ended March 31, 2018 are presented in accordance with International Financial Reporting Standards (“IFRS”).

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.:

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENT

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 30, 2018. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,		December 31	March 31,		December 31
	2 0 1 8	2 0 1 7	2 0 1 7	2 0 1 8	2 0 1 7	2 0 1 7
	NIS			US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	140,337	84,590	113,062	39,937	24,072	32,175
Financial assets carried at fair value through profit or loss	141,341	108,353	143,514	40,222	30,835	40,841
Trade receivables	103,406	94,013	85,943	29,427	26,754	24,457
Other receivables and prepaid expenses	3,679	7,524	5,996	1,046	2,141	1,706
Inventories	39,508	76,548	39,899	11,243	21,784	11,355
Current tax assets	2,466	6,319	6,760	702	1,798	1,924
Total current assets	430,737	377,347	395,174	122,577	107,384	112,458

Non-current assets
Property, plant and equipment	78,655	77,946	78,598	22,383	22,182	22,367
Less -Accumulated depreciation	38,309	36,323	37,389	10,902	10,337	10,640
	40,346	41,623	41,209	11,481	11,845	11,727

Goodwill	36	36	36	10	10	10
Deferred taxes	862	1,830	503	245	521	143
Total non-current assets	41,244	43,489	41,748	11,736	12,376	11,880

	471,981	420,836	436,922	134,313	119,760	124,338

EQUITY AND LIABILITIES

Current liabilities
Short-term bank debt	20,161	-	-	5,737	-	-
Trade payables	16,730	18,470	12,800	4,761	5,256	3,642
Employees Benefits	3,162	3,956	2,147	900	1,126	611
Other payables and accrued expenses	7,989	2,248	5,246	2,273	640	1,493
Total current liabilities	48,042	24,674	20,193	13,671	7,022	5,746

Non-current liabilities
retirement benefit obligation	1,148	864	1,148	327	246	327
Total non-current liabilities	1,148	864	1,148	327	246	327

Shareholders' equity
Share capital NIS 0.1 par value (authorized - 50,000,000 shares, issued and outstanding - 13,240,913 shares at March 31, 2018; and December 31, 2017)	1,425	1,425	1,425	406	406	406
Additional paid in capital	128,354	128,354	128,354	36,526	36,526	36,526
Capital fund	247	247	247	71	71	71
Remeasurement of the net liability in respect of defined benefit	293,719	265,780	286,509	83,583	75,634	81,533
Retained earnings	(954)	(508)	(954)	(271)	(145)	(271)
Equity attributable to owners of the Company	422,791	395,298	415,581	120,315	112,492	118,265

	471,981	420,836	436,922	134,313	119,760	124,338

 (*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS		US dollars (*)
	In thousands (except earnings per share and share data)

Sales	93,371	83,291	26,571	23,703
Cost of sales	68,582	61,266	19,517	17,435

Gross profit	24,789	22,025	7,054	6,268

Operating costs and expenses:

Selling expenses	10,722	11,853	3,051	3,373
General and administrative expenses	4,511	3,549	1,284	1,010
Other (expense) income	-	39	-	11

Total operating expenses	15,233	15,363	4,335	4,372

Operating income	9,556	6,662	2,719	1,896

Investments income	(460)	2,147	(131)	611
Finance cost	(437)	3,018	(125)	859

Total financial income (expenses), net	(23)	(871)	(6)	(248)

Income before taxes on income	9,533	5,791	2,713	1,648
Taxes on income	(2,323)	(1,497)	(661)	(426)

Profit for the period	7,210	4,294	2,052	1,222

Earnings per share:
Basic earnings per share	0.54	0.32	0.15	0.09

Diluted earnings per share	0.54	0.32	0.15	0.09

Shares used in computation of basic EPS	13,240,913	13,240,913	13,240,913	13,240,913

(*)          Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS		US dollars (*)
	(in thousands)

CASH FLOWS - OPERATING ACTIVITIES
Profit from operations	7,210	4,293	2,052	1,222
Adjustments to reconcile net profit to net cash used in operating activities (Appendix)	(3,914)	(47,608)	(1,114)	(13,548)

Net cash used in (used to) operating activities	3,296	(43,315)	938	(12,326)

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(57)	(311)	(16)	(89)
Proceeds from sale of property plant and Equipment	-	39	-	11
Proceeds from (used in) purchase of marketable securities, net	(95)	(2,170)	(27)	(618)
Receipt of non current financial assets	3,970	770	1,130	219

Net cash from continuing investing activities	3,818	(1,672)	1,087	(477)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank debt	20,161	-	5,737	-

Net cash used in continuing financing activities	20,161	-	5,737	-

Increase (decrease) in cash and cash equivalents	27,275	(44,987)	7,762	(12,803)

Cash and cash equivalents at the beginning of the financial year	113,062	129,577	32,175	36,875

Cash and cash equivalents of the end of the financial year	140,337	84,590	39,937	24,072

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

CASH FLOWS - OPERATING ACTIVITIES:

A.          Adjustments to reconcile net profit to net cash from operating activities:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS		US dollars (*)
	(in thousands)

Decrease in deferred income taxes	(359)	524	(102)	149
Unrealized loss (gain) on marketable securities	2,268	(1,260)	645	(359)
Depreciation and amortization	920	929	262	264
Capital loss (gain) on disposal of property plant and equipment	-	(39)	-	(11)

Changes in assets and liabilities:
increase in trade receivables and other receivables	(14,822)	(19,210)	(4,218)	(5,467)
increase in inventories	391	(34,671)	111	(9,866)
Increase (decrease) in trade and other payables, and other current liabilities	7,688	6,119	2,188	1,742

	(3,914)	(47,608)	(1,114)	(13,548)

B.          Significant non-cash transactions:

	Three months		Three months
	ended		ended
	March 31,		March 31,
	2 0 1 8	2 0 1 7	2 0 1 8	2 0 1 7
	NIS		US dollars (*)
(in thousands)

Supplemental cash flow information:
Income tax paid	2,166	2,650	616	754

(*)          Convenience Translation into U.S. Dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:
G. Willi - Food International Ltd.
Amir Kaplan, Chief Financial Officer
 (+972) 8-932-1000
amir.k@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.